EXHIBIT 23.2



                     CONSENT OF INDEPENDENT ACCOUNTANTS



         We hereby consent to the incorporation by reference in the Prospectus constituting part of this Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 (No. 33-59567) of our report dated August 14, 1992 relating to the consolidated statements of operations, shareholders' equity and cash flows of Triton Energy Corporation and subsidiaries for the year ended May 31, 1992 and related schedule (before restatement for discontinued aviation sales and services operations and wholesale fuel products operations) which report appears in the Current Report on Form 8-K dated August 24, 1995 of Triton Energy Corporation. We also consent to the reference to us under the heading "Experts" in such Prospectus.




KPMG PEAT MARWICK LLP


Dallas, Texas
November 7, 1995